November 27, 2012

nali26@sears.ca
jgree33@sears.ca

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Re:    Sears Canada Inc.

The following was sent by prepaid mail to those shareholders who requested material of the above-mentioned company on November 27, 2012.

X	Third Quarter Report for the period ended October 27, 2012

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

Judy Power
Associate Manager, Trust Central Services

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com
CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks